Exhibit 10.5
March 9, 2009
Mr. Miguel Desdin
1708 Buckingham Dr
Roanoke, TX 76262
Dear Mr. Desdin:
I am very pleased to confirm in writing an offer of employment for the exempt position of Senior Vice President and Chief Financial Officer with Furmanite Corporation (“The Company”). The “CFO” designation will be effective upon the retirement of the existing CFO.
You will report to the Chairman and CEO of Furmanite Corporation.
The start date is expected to be no later than April 6, 2009 and you will be based in the Richardson, Texas office.
Your initial pay rate will be $300,000 per year, earned and payable on a semi-monthly basis. After 6 months of service a salary review will be conducted and an increase to your base salary will be made if appropriate.
You are eligible to participate in the Furmanite Incentive Compensation Plan (FICP) in accordance with the terms of the FICP in effect at the time of a payout. Your target award is 45% of your base salary, with actual payout based on the organization achieving specific financial measures to be defined and personal performance from you that meets expectations. The 2010 payout for the 2009 plan year will not be prorated for service time.
In addition, and as a senior officer of Furmanite, you will be eligible to participate in Furmanite’s Equity Incentive Programs which makes use of restricted stock units (RSU’s) and stock options to help key employees develop a long-term stake in Furmanite’s future success.
Miguel, it is our understanding that by joining Furmanite you will forfeit cash payments associated with your current employer’s Long Term Incentive Plan, as well as restricted stock units (RSUs). While we cannot reimburse you for the entire future forfeiture we would like to assist as follows:
1.	Provided you start no later than April 6, 2009, we will pay you a sign on bonus of $50,000 as soon as administratively possible after your start date.
2.	In July 2009 following our shareholder meeting, we will make a recommendation to the board that you receive 70,000 stock options with the strike price to be set on the day granted. It will be recommended that 20% of the grant vest in 2009 and that the remainder of the grant vest 20% each year thereafter until the entire grant is vested (5 year vesting).
In July we will also recommend to the board that you receive a change in control agreement. In the event of a change of control, the agreement will provide you with salary and benefits continuation as well as an immediate vesting of any unvested equity awards. You will receive this agreement subject to board approval.
You will also be eligible to receive company benefits including vacation accrual of 5 hours per pay period (15 days annually), sick leave, company-paid holidays, medical and dental insurance, life and disability insurance, and our 401k plan, all in accordance with Company policy.
Please understand that this offer is not an employment contract and that all provisions outlined in the Employee Handbook are applicable, including at will employment. This offer is contingent on successful background, drug screen and execution of the Company’s Proprietary Information, Inventions, and Non-Solicitation Agreement which is attached.
If you find this offer acceptable, please sign and return one of the originals to me. This offer of employment, if not previously accepted by you, will expire on March 10, 2009.
Again, I am pleased to make this offer to you and welcome you as a full time member of the organization.
Sincerely,
Carlos Raldiris
Vice President, Human Resources
Furmanite Corporation

Accepted and Agreed:
Mr. Miguel Desdin

Date: